CHW Acquisition Corporation

2 Manhattanville Road, Suite 403

Purchase, NY 10577

July 12, 2022

VIA EDGAR
Division of Corporation Finance
Office of Trade & Services
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	CHW Acquisition Corporation (the “Company”)
Registration Statement on Form S-4, as amended
(File No. 333-263418) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. EST on July 12, 2022, or as soon thereafter as practicable.

Please contact Sunyi Snow of McDermott Will & Emery LLP, counsel to the Company, at (214) 210-2810 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

CHW Acquisition Corporation

By:	/s/ Jonah Raskas
Name:	Jonah Raskas
Title:	Co-Chief Executive Officer

cc:   McDermott Will & Emery LLP

Cleary Gottlieb Steen & Hamilton LLP